Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three- and six-month periods ended June 30, 2017 and June 30, 2016. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 13, 2017. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	continued low prices for crude oil and petroleum products and volatility in gas prices;
•	our ability to leverage GasLog Ltd. (“GasLog”)’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into on April 3, 2017 and our ability to meet our restrictive covenants and other obligations under our credit facilities;
•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, dry-docking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 13, 2017, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On July 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.51 per common unit for the quarter ended June 30, 2017. The cash distribution is payable on August 11, 2017, to all unitholders of record as of August 7, 2017. The aggregate amount of the declared distribution will be $20.9 million based on the number of units issued and outstanding as of June 30, 2017.

End of Subordination Period

On May 16, 2017, the subordination period of the subordinated units held by GasLog expired and consequently all 9,822,358 subordinated units converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

Recent Developments

On May 3, 2017, GasLog Partners acquired 100% of the shares in the entity that owns and charters the GasLog Greece from GasLog. The GasLog Greece is a 174,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 which is chartered to Royal Dutch Shell plc (“Shell”) through March 2026. The aggregate purchase price for the acquisition was $219.0 million which included $1.0 million for positive net working capital balances transferred with the vessel.

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $138.8 million. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units will be payable on September 15, 2017.

On May 16, 2017, GasLog Partners commenced an “at-the-market” common equity offering programme (“ATM Programme”) under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100.0 million in accordance with the terms of an equity distribution agreement (the “Equity Distribution Agreement”) entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through June 30, 2017, GasLog Partners had issued and received payment for 410,877 units at a weighted average price of $22.68 per common unit for total net proceeds of $8.8 million, after broker commissions of $0.2 million and other expenses of $0.3 million. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 8,385 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $0.2 million. In the period from July 1, 2017 and up to July 6, 2017, GasLog Partners issued and received payment for an additional 94,367 common units at a weighted average price of $22.91 per unit for net proceeds of $2.1 million, after broker commissions of $0.03 million. The issuance of these units fulfilled contractual commitments entered into on or before June 30, 2017. In connection with the issuance of common units during this subsequent period, the Partnership also issued 1,926 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest, the net proceeds of which were $0.04 million.

On June 2, 2017, GasLog Partners signed an agreement to acquire from GasLog 100% of the shares in the entity that owns and charters the GasLog Geneva. The GasLog Geneva is a 174,000 cbm TFDE LNG carrier built in 2016 which is chartered to Shell through September 2023. The aggregate purchase price for the acquisition was $211.0 million, which included $1.0 million for positive net working capital balances transferred with the vessel. The acquisition closed on July 3, 2017.

As of June 30, 2017, GasLog holds a 27.3% interest in the Partnership (including 2% through general partner units). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation under long-term charters, which we define as charters with an initial duration of five full years or more.

As of June 30, 2017, our fleet consisted of ten LNG carriers, including five vessels with modern TFDE propulsion and five modern steam propulsion vessels (“Steam”) that operate under long-term charters with wholly owned subsidiaries of Shell. On July 3, 2017, our fleet increased to eleven LNG carriers upon completion of the acquisition of the GasLog Geneva, a 174,000 cbm TFDE LNG carrier built in 2016. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels from shipyards or other owners.

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We operate our vessels under long-term charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. We intend to grow our fleet through further acquisitions of LNG carriers from GasLog and third parties. However, we cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow our per common unit distributions. Among other things, our ability to acquire additional LNG carriers will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
GasLog Shanghai	2013	155,000	Shell	TFDE	May 2018	—
GasLog Santiago	2013	155,000	Shell	TFDE	July 2018	—
GasLog Sydney	2013	155,000	Shell	TFDE	September 2018	—
GasLog Seattle	2013	155,000	Shell	TFDE	December 2020	2025–2030 (1)
GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (2)
GasLog Geneva (3)	2016	174,000	Shell	TFDE	September 2023	2028–2031 (4)
Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	2023–2025 (5)
Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019	2022–2024 (5)
Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019	2022–2024 (6)
Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	2023–2025 (6)
Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	2023–2025 (6)

(1)	Charterer may extend the term of the time charter for a period ranging from five to ten years, and the charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(2)	Charterer may extend the term of the time charter for a period of five years, provided that the charterer provides us with advance notice of declaration.

(3)	On July 3, 2017, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Geneva.

(4)	Charterer may extend the term of the time charter by two additional periods of five and three years, respectively, provided that the charterer provides us with advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)	Charterer may extend either or both of these charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(6)	Charterer may extend the term of two of the related charters for one extension period of three or five years, and each charter requires that the charterer provide us with advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

Charter Expirations

The initial terms of the time charters for the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney began upon delivery of the ships in January 2013, March 2013 and May 2013, respectively, and were due to terminate in January 2018, March 2018 and May 2019, as applicable, with Methane Services Limited (“MSL”) having options to extend the terms of each of the charters for up to eight years at specified hire rates. In April 2015, the charter expirations were amended and the initial terms of the time charters for the GasLog Shanghai and the GasLog Santiago were each extended by four months to May 2018 and July 2018, respectively, whilst the initial term for the GasLog Sydney was shortened by eight months to September 2018. Each charter extension and the length thereof was to be nominated by MSL at least 18 months before the end of the current charter period for each vessel. No such nominations have been received for the three ships within the required notice period. The Gaslog Shanghai is due to come off charter in May 2018 plus or minus 30 days, the GasLog Santiago is due to come off charter in July 2018 plus or minus 30 days and the GasLog Sydney is due to come off charter in September 2018 plus or minus 30 days. GasLog Partners is continuing to consider several options for these vessels which include fixing new multi-year charters with third parties or trading such vessels on an interim basis in the spot market, and will pursue the most advantageous redeployment depending on evolving market conditions. In accordance with the agreement entered into in April 2015 between GasLog and GasLog Partners, if GasLog Partners does not enter into a multi-year third-party charter for the GasLog Sydney, GasLog and GasLog Partners intend to enter into a bareboat charter or time charter arrangement that is designed to guarantee the total cash available for distribution from the vessel for one year, being the eight months by which the charter was shortened rounded up to one year as previously agreed.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase from GasLog: (i) the Solaris, the GasLog Glasgow and the GasLog Gibraltar within 36 months after GasLog notifies our board of directors of their acceptance by their charterers and (ii) as provided for under the addendum to the omnibus agreement dated April 21, 2015, among GasLog, GasLog Partners, our general partner and GasLog Partners Holdings, the Methane Becki Anne and the Methane Julia Louise (which is subject to a multi-year charter to MSL), within 36 months after the completion of their acquisition by GasLog on March 31, 2015. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

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LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration(1)
Solaris	2014	155,000	Shell	TFDE	June 2021
GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026
GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023
Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024
Methane Julia Louise (2)	2010	170,000	Shell	TFDE	March 2026

(1)	Indicates the expiration of the initial fixed term.

(2)	On February 24, 2016, GasLog’s subsidiary, GAS-twenty six Ltd., completed the sale and leaseback of the Methane Julia Louise with Lepta Shipping Co., Ltd. (“Lepta Shipping”), a subsidiary of Mitsui Co., Ltd. Lepta Shipping has the right to on-sell and lease back the vessel. The vessel was sold to Lepta Shipping for a total consideration approximately equivalent to its then current book value. GasLog has leased back the vessel under a bareboat charter from Lepta Shipping for a period of up to 20 years. GasLog has the option to re-purchase the vessel on pre-agreed terms no earlier than the end of year ten and no later than the end of year 17 of the bareboat charter. The vessel remains on its eleven year charter with MSL.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters, as “Five-Year Vessels”. The five newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters, and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier	Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion(4)	Estimated Charter Expiration(5)
Hull No. 2130	Q1 2018	174,000	Shell	LP-2S	2027
Hull No. 2800	Q1 2018	174,000	Shell	LP-2S	2028
Hull No. 2801	Q1 2018	174,000	Total(2)	LP-2S	2025
Hull No. 2131	Q1 2019	174,000	Shell	LP-2S	2029
Hull No. 2212	Q2 2019	180,000	Centrica (3)	LP-2S	2026

(1)	Expected delivery quarters are presented.

(2)	The vessel is chartered to Total Gas & Power Chartering Limited (“Total”).

(3)	The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(4)	References to “LP-2S” refer to low pressure dual-fuel two-stroke engine propulsion.

(5)	Charter expiration to be determined based upon actual date of delivery.

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfers of the GasLog Seattle and the GasLog Greece from GasLog to the Partnership on November 1, 2016 and May 3, 2017, respectively, were accounted for as reorganizations of entities under common control under IFRS. The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog. Our results set forth below do not include results attributable to the GasLog Geneva because the Partnership’s acquisition of the entity that owns and charters the GasLog Geneva closed after June 30, 2017.

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The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended June 30, 2016 compared to the three-month period ended June 30, 2017

	IFRS Reported Common Control Results
	2016	2017	Change
Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	64,049	65,270	1,221
Vessel operating costs	(13,042)	(13,710)	(668)
Voyage expenses and commissions	(957)	(819)	138
Depreciation	(13,861)	(13,991)	(130)
General and administrative expenses	(3,118)	(3,301)	(183)
Profit from operations	33,071	33,449	378
Financial costs	(9,576)	(10,782)	(1,206)
Financial income	24	230	206
Loss on interest rate swaps	(990)	(2,336)	(1,346)
Profit for the period	22,529	20,561	(1,968)
Profit attributable to Partnership’s operations	17,383	19,358	1,975

For the three-month periods ended June 30, 2016 and 2017, we had an average of 10.0 vessels operating in our owned fleet having 889 and 910 operating days, respectively.

Revenues: Revenues increased by $1.3 million, or 2.0%, from $64.0 million for the three-month period ended June 30, 2016, to $65.3 million for the same period in 2017. The increase in revenues is attributable to an increase of $1.3 million due to off-hire days for a scheduled dry-docking in the three months ended June 30, 2016. The average daily hire rate marginally decreased from $72,045 for the three-month period ended June 30, 2016 to $71,725 for the three-month period ended June 30, 2017.

Vessel Operating Costs: Vessel operating costs increased by $0.7 million, or 5.4%, from $13.0 million for the three-month period ended June 30, 2016, to $13.7 million for the same period in 2017. The increase is mainly attributable to an increase of $0.6 million in crew wages expenses. As a result, daily operating cost per vessel increased from $14,331 per day for the three-month period ended June 30, 2016 to $15,066 per day for the three-month period ended June 30, 2017.

General and Administrative Expenses: General and administrative expenses increased marginally by $0.2 million, or 6.5%, from $3.1 million for the three-month period ended June 30, 2016, to $3.3 million for the same period in 2017. The increase is mainly attributable to an increase in administrative expenses of $0.3 million for services provided under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016 and the GasLog Greece acquired from GasLog in May 2017, partially offset by a decrease of $0.1 million in all other expenses.

Financial Costs: Financial costs increased by $1.2 million, or 12.5%, from $9.6 million for the three-month period ended June 30, 2016, to $10.8 million for the same period in 2017. The increase is attributable to an increase of $1.3 million in interest expense on loans. During the three-month period ended June 30, 2016, we had an average of $1,019.0 million of outstanding indebtedness with a weighted average interest rate of 3.1%, compared to an average of $948.9 million of outstanding indebtedness with a weighted average interest rate of 3.9% during the three-month period ended June 30, 2017.

Loss on Interest Rate Swaps: Loss on interest rate swaps increased by $1.3 million, from $1.0 million for the three-month period ended June 30, 2016, to $2.3 million for the same period in 2017. The increase is mainly attributable to an increase in loss of $1.5 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss.

Profit for the Period: Profit for the period decreased by $1.9 million, or 8.4%, from $22.5 million for the three-month period ended June 30, 2016, to $20.6 million for the same period in 2017, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $2.0 million, or 11.5%, from $17.4 million for the three-month period ended June 30, 2016, to $19.4 million for the three-month period ended June 30, 2017. The increase is mainly attributable to the profit from operations of the GasLog Seattle and the GasLog Greece, acquired by the Partnership on November 1, 2016 and May 3, 2017, respectively, which was partially offset by the interest expense with respect to the aggregate outstanding debt of the respective vessels, as well as mark-to-market losses from valuation of interest rate swaps.

Specifically, the profit attributable to the Partnership was affected by (a) an increase in revenues of $11.7 million contributed by the GasLog Seattle and the GasLog Greece and a $1.3 million increase in revenues from the existing vessels (mainly attributable to the scheduled dry-docking in the three-month period ended June 30, 2016), (b) an increase in operating expenses attributable to the Partnership of $2.8 million mainly attributable to the operating expenses of the GasLog Seattle and the GasLog Greece) and (c) an increase in depreciation expense attributable to the Partnership of $2.5 million, resulting primarily from the acquisition of the GasLog Seattle and the GasLog Greece.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $0.4 million, from $2.9 million for the three-month period ended June 30, 2016, to $3.3 million for the three-month period ended June 30, 2017, which is primarily attributable to an increase in administrative fees and share-based compensation (b) an increase in financial costs attributable to the Partnership of $3.0 million, from $7.3 million for the three-month period ended June 30, 2016, to $10.3 million for the three-month period ended June 30, 2017, due to increased interest expense of $2.1 million with respect to the aggregate outstanding debt of the GasLog Seattle and the GasLog Greece after their respective dropdowns to the Partnership and a further increase of $1.0 million attributable to the credit facility with GasLog and (c) an increase in loss on interest rate swaps attributable to the Partnership of $2.3 million, pursuant to the three interest rate swap agreements entered into with GasLog in November 2016.

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The above discussion of revenues, operating expenses, depreciation expense, general and administrative expenses and net financial costs attributable to the Partnership for the three-month period ended June 30, 2016, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Six-month period ended June 30, 2016 compared to the six-month period ended June 30, 2017

	IFRS Reported Common Control Results
	2016	2017	Change
Statement of profit or loss	(in thousands of U.S. dollars)
Revenues	120,354	129,823	9,469
Vessel operating costs	(25,885)	(26,085)	(200)
Voyage expenses and commissions	(1,781)	(1,629)	152
Depreciation	(26,440)	(27,828)	(1,388)
General and administrative expenses	(6,090)	(6,481)	(391)
Profit from operations	60,158	67,800	7,642
Financial costs	(17,913)	(20,931)	(3,018)
Financial income	42	350	308
Loss on interest rate swaps	(3,892)	(2,313)	1,579
Profit for the period	38,395	44,906	6,511
Profit attributable to Partnership’s operations	33,574	40,380	6,806

For the six-month period ended June 30, 2016, we had an average of 9.5 vessels operating in our owned fleet having 1,686 operating days, while during the six-month period ended June 30, 2017, we had an average of 10.0 vessels operating in our owned fleet having 1,810 operating days.

Revenues: Revenues increased by $9.4 million, or 7.8%, from $120.4 million for the six-month period ended June 30, 2016, to $129.8 million for the same period in 2017. The increase in revenues is attributable to an increase of $7.4 million pursuant to the delivery of the GasLog Greece on March 29, 2016, an increase of $2.8 million due to off-hire days for scheduled dry-dockings in the six months ended June 30, 2016, partially offset by a decrease of $0.7 million due to decreased calendar days in the six months ended June 30, 2017 as compared to the same period in 2016. The average daily hire rate marginally increased from $71,384 for the six-month period ended June 30, 2016 to $71,725 for the six-month period ended June 30, 2017.

Vessel Operating Costs: Vessel operating costs increased marginally by $0.2 million, or 0.8%, from $25.9 million for the six-month period ended June 30, 2016, to $26.1 million for the same period in 2017. The marginal increase was mainly attributable to an increase of $1.1 million in crew wages expenses and management fees, primarily attributable to the delivery of the GasLog Greece on March 29, 2016, partially offset by a decrease of $0.7 million in technical maintenance expenses, mainly related to the scheduled dry-dockings and other planned repairs performed in the first six months of 2016, and a decrease of $0.4 million in insurance expenses. Daily operating cost per vessel decreased from $14,954 per day for the six-month period ended June 30, 2016 to $14,412 per day for the six-month period ended June 30, 2017.

Depreciation: Depreciation increased by $1.4 million, or 5.3%, from $26.4 million for the six-month period ended June 30, 2016 to $27.8 million for the same period in 2017. The increase is attributable to the increase in the average number of vessels pursuant to the delivery of the GasLog Greece on March 29, 2016.

General and Administrative Expenses: General and administrative expenses increased by $0.4 million, or 6.6%, from $6.1 million for the six-month period ended June 30, 2016, to $6.5 million for the same period in 2017. The increase is mainly attributable to an increase in administrative expenses of $0.6 million for services provided under the administrative services agreement with GasLog related to the GasLog Seattle acquired from GasLog in November 2016 and the GasLog Greece acquired from GasLog in May 2017, partially offset by a decrease of $0.2 million in all other expenses.

Financial Costs: Financial costs increased by $3.0 million, or 16.8%, from $17.9 million for the six-month period ended June 30, 2016, to $20.9 million for the same period in 2017. The increase is mainly attributable to an increase of $3.1 million in interest expense on loans. During the six-month period ended June 30, 2016, we had an average of $953.8 million of outstanding indebtedness with a weighted average interest rate of 3.1%, compared to an average of $959.8 million of outstanding indebtedness with a weighted average interest rate of 3.8% during the six-month period ended June 30, 2017.

Loss on Interest Rate Swaps: Loss on interest rate swaps decreased by $1.6 million, from a loss of $3.9 million for six-month period ended June 30, 2016, to a loss of $2.3 million for the same period in 2017. The decrease is mainly attributable to a decrease in loss of $1.4 million from mark-to-market valuation of our interest rate swaps carried at fair value through profit or loss.

Profit for the Period: Profit for the period increased by $6.5 million, or 16.9%, from $38.4 million for the six-month period ended June 30, 2016, to $44.9 million for the same period in 2017, as a result of the aforementioned factors.

Profit attributable to the Partnership: Profit attributable to the Partnership increased by $6.8 million, or 20.2%, from $33.6 million for the six-month period ended June 30, 2016, to $40.4 million for the six-month period ended June 30, 2017. The increase is mainly attributable to the profit from operations of the GasLog Seattle and the GasLog Greece, acquired by the Partnership on November 1, 2016 and May 3, 2017, respectively, which was partially offset by the interest expense with respect to the aggregate outstanding debt of the specified vessels.

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Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $18.3 million contributed by the GasLog Seattle and the GasLog Greece and a $2.2 million increase in revenues from the existing vessels (mainly attributable to the scheduled dry-dockings in the six-month period ended June 30, 2016), (b) an increase in operating expenses attributable to the Partnership of $2.7 million (the operating expenses of the GasLog Seattle and the GasLog Greece in 2017 were partially offset by the decrease in operating expenses from the existing vessels of $1.0 million, mainly attributable to scheduled dry-dockings and planned repairs in 2016) and (c) an increase in depreciation expense attributable to the Partnership of $3.8 million, resulting primarily from the acquisitions of the GasLog Seattle and the GasLog Greece.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in general and administrative expenses attributable to the Partnership of $0.7 million, from $5.7 million for the six-month period ended June 30, 2016, to $6.4 million for the six-month period ended June 30, 2017, which is primarily attributable to an increase in administrative fees, (b) an increase in financial costs attributable to the Partnership of $4.7 million, from $14.4 million for the six-month period ended June 30, 2016, to $19.1 million for the six-month period ended June 30, 2017, mainly attributable to the interest expense of the aggregate outstanding debt of the GasLog Seattle and the GasLog Greece after their respective dropdowns to the Partnership and a further increase of $0.9 million attributable to the credit facility with GasLog and (c) an increase in loss on interest rate swaps attributable to the Partnership of $2.3 million, pursuant to the three interest rate swap agreements entered into with GasLog in November 2016.

The above discussion of revenues, operating expenses, depreciation expense, general and administrative expenses and net financial costs attributable to the Partnership for the six-month period ended June 30, 2016, are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of June 30, 2017, we had $209.1 million of cash and cash equivalents, of which $161.1 million is held in current accounts and $48.0 million was held in time deposits.

As of June 30, 2017, we had an aggregate of $922.6 million of indebtedness outstanding under our credit facilities, of which $85.1 million is repayable within one year. In addition, we had unused availability under our revolving credit facilities of $42.9 million.

On April 3, 2017, the Partnership signed a deed of termination with respect to its revolving credit facility with GasLog. On the same date, the Partnership entered into a new unsecured five-year term loan of $45.0 million and a new five-year revolving credit facility of $30.0 million with GasLog (together, the “New Sponsor Credit Facility”). On April 5, 2017, an amount of $45.0 million under the term loan facility and an amount of $15.0 million under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60.1 million of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”), which would have been originally due in April 2018. The outstanding amount of $15.0 million under the revolving credit facility was repaid by the Partnership on May 22, 2017.

On May 3, 2017, in connection with the acquisition of GAS-eleven Ltd., the entity that owns the GasLog Greece, the Partnership paid GasLog $66.6 million representing the difference between the $219.0 million aggregate purchase price and the $151.4 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On July 3, 2017, in connection with the acquisition of GAS-thirteen Ltd., the entity that owns the GasLog Geneva, the Partnership paid GasLog $55.0 million representing the difference between the $211.0 million aggregate purchase price and the $155.0 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners less an adjustment of $1.0 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

In connection with the acquisitions of GAS-eleven Ltd. on May 3, 2017 and GAS-thirteen Ltd. on July 3, 2017, the Partnership assumed $151.4 million and $155.0 million of outstanding indebtedness of the respective acquired entities under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Greece provided for four tranches of $51.3 million, $25.6 million, $25.0 million and $61.1 million, while the loan agreement with respect to the GasLog Geneva provided for four tranches of $50.5 million, $25.3 million, $24.6 million and $60.3 million. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual deliveries of the GasLog Greece and the GasLog Geneva according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual deliveries of the relevant vessels according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $163.0 million was drawn down to partially finance the delivery of the GasLog Greece and on September 26, 2016, $160.7 million was drawn down to partially finance the delivery of the GasLog Geneva. Amounts drawn under each applicable tranche bear interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

7

The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece and the GasLog Geneva. The facility includes customary restrictive covenants and, among other restrictions, the facilities include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market values of the collateral vessels (without taking into account any charter arrangements) were to fall below 115.0% of the aggregate outstanding principal balances for the first two years after each drawdown and below 120% at any time thereafter.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

-	net working capital (excluding the current portion of long-term debt) must be not less than $0;
-	total indebtedness divided by total assets must not exceed 75.0%;
-	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
-	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50.0 million after the first drawdown;
-	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
-	the market value adjusted net worth of GasLog must at all times be not less than $350.0 million.

Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece and the GasLog Geneva.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

The Partnership has entered into three interest rate swap agreements with GasLog at a notional value of $390.0 million in aggregate, maturing between 2020 and 2022. As of June 30, 2017, the Partnership has hedged 41.6% of its floating interest rate exposure on its outstanding debt at a weighted average interest rate of approximately 1.6% (excluding margin).

The GasLog Santiago, the GasLog Sydney and the GasLog Seattle are expected to carry out scheduled dry-dockings during the first, second and fourth quarters of 2018, respectively. In addition to the normal cost of the dry-dockings for which provisions are made through our dry-docking reserves in our Distributable cash flow calculations, we plan to make certain investments in the vessels with the aim of enhancing their operational performance at a total cost of approximately $25 million, which is expected to be capitalized as part of the respective vessel’s cost.

Working Capital Position

As of June 30, 2017, our current assets totaled $218.0 million and current liabilities totaled $123.6 million, resulting in a positive working capital position of $94.4 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Six-month period ended June 30, 2016 compared to the six-month period ended June 30, 2017

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

	Six months ended
	June 30, 2016	June 30, 2017

	(in thousands of U.S. dollars)
Net cash provided by operating activities	84,439	76,811
Net cash (used in)/provided by investing activities	(170,730)	3,312
Net cash provided by financing activities	90,638	75,786
8

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $7.6 million, from $84.4 million in the six-month period ended June 30, 2016 to $76.8 million in the six-month period ended June 30, 2017. The decrease of $7.6 million is mainly attributable to a decrease of $10.5 million caused by movements in working capital accounts and an increase of $6.2 million in cash paid for interest, partially offset by an increase of $9.5 million in revenues.

Net Cash (used in)/provided by Investing Activities:

Net cash used in investing activities decreased by $174.0 million, from cash used in investing activities of $170.7 million in the six-month period ended June 30, 2016, to cash provided by investing activities of $3.3 million in the six-month period ended June 30, 2017. The decrease of $174.0 million is attributable to a decrease of $170.7 million in payments for vessels (mainly due to the amount paid in connection with the delivery of the GasLog Greece in the six months ended June 30, 2016), an increase in net cash from short-term investments of $3.0 million and an increase in financial income of $0.3 million.

Net Cash provided by Financing Activities:

Net cash provided by financing activities decreased by $14.8 million, from cash provided by financing activities of $90.6 million in the six-month period ended June 30, 2016, to $75.8 million in the six-month period ended June 30, 2017. The decrease of $14.8 million is attributable to a decrease in bank loan drawdowns of $409.7 million, a cash remittance to GasLog in exchange for the acquisition of the GasLog Greece in 2017 of $66.6 million and an increase in distributions paid of $8.3 million, partially offset by net public offering proceeds of $228.6 million in the first six months of 2017, a decrease in bank loan repayments of $225.8 million, the $7.8 million payment of the dividend paid prior to the GasLog Seattle dropdown in 2016 and a decrease of $7.6 million in payments of loan issuance costs.

Contracted Charter Revenue

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization as of June 30, 2017:

	On and after July 1,	For the years ending December 31,
	2017	2018	2019	2020	2021	2022-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)	$130.13	220.08	170.61	93.51	28.68	130.60	773.61
Total contracted days(1)	1,810	3,094	2,446	1,275	335	1,520	10,480
Total available days(5)	1,810	3,560	3,650	3,570	3,560	17,960	34,110
Total unfixed days(6)	—	466	1,204	2,295	3,225	16,440	23,630
Percentage of total contracted days/total available days	100.0%	86.9%	67.0%	35.7%	9.4%	8.5%	30.7%

(1)	Reflects time charter revenues and contracted days for the ten LNG carriers in our fleet as of June 30, 2017. Does not include charter revenues for the GasLog Geneva, the acquisition of which was completed on July 3, 2017.

(2)	Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)	For time charters that include a fixed operating cost component subject to annual escalation, revenue calculations include that fixed annual escalation.

(4)	Revenue calculations assume no exercise of any option to extend the terms of charters.

(5)	Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(6)	Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect as of June 30, 2017 for the ten LNG carriers in our fleet. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer, or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time, and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 13, 2017. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the information in the table.

9

GASLOG PARTNERS LP

F-1

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2016 and June 30, 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2016	June 30, 2017
		(restated) (1)
Assets
Non-current assets
Other non-current assets		928	176
Derivative financial instruments	9	6,008	3,749
Vessels	4	1,624,494	1,599,171
Total non-current assets		1,631,430	1,603,096
Current assets
Trade and other receivables		3,412	2,703
Inventories		2,257	2,240
Due from related parties	3	4,266	2,542
Prepayments and other current assets		905	1,358
Short-term investments		3,000	—
Cash and cash equivalents		53,235	209,144
Total current assets		67,075	217,987
Total assets		1,698,505	1,821,083
Partners’ equity and liabilities
Partners’ equity
Owners’ capital		50,803	—
Common unitholders (24,572,358 units issued and outstanding as of December 31, 2016 and 38,675,593 units issued and outstanding as of June 30, 2017)		565,408	702,445
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2016 and nil units issued and outstanding as of June 30, 2017)		60,988	—
General partner (701,933 units issued and outstanding as of December 31, 2016 and 789,298 units issued and outstanding as of June 30, 2017)		10,095	11,073
Incentive distribution rights (“IDR”)		5,878	5,764
Preference unitholders (nil units issued and outstanding as of December 31, 2016 and 5,750,000 units issued and outstanding as of June 30, 2017)		—	140,331
Total partners’ equity		693,172	859,613
Current liabilities
Trade accounts payable		1,517	3,911
Due to related parties	3	1,390	272
Derivative financial instruments	9	1,836	786
Other payables and accruals	7	33,722	33,575
Borrowings—current portion	6	56,020	85,091
Total current liabilities		94,485	123,635
Non-current liabilities
Borrowings—non-current portion	6	910,666	837,545
Other non-current liabilities		182	290
Total non-current liabilities		910,848	837,835
Total partners’ equity and liabilities		1,698,505	1,821,083

(1)	Restated so as to reflect the historical financial statements of GAS-eleven Ltd. acquired on May 3, 2017 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-2

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
		(restated) (1)		(restated) (1)
Revenues		64,049	65,270	120,354	129,823
Vessel operating costs		(13,042)	(13,710)	(25,885)	(26,085)
Voyage expenses and commissions		(957)	(819)	(1,781)	(1,629)
Depreciation	4	(13,861)	(13,991)	(26,440)	(27,828)
General and administrative expenses	8	(3,118)	(3,301)	(6,090)	(6,481)
Profit from operations		33,071	33,449	60,158	67,800
Financial costs	10	(9,576)	(10,782)	(17,913)	(20,931)
Financial income		24	230	42	350
Loss on interest rate swaps	10	(990)	(2,336)	(3,892)	(2,313)
Total other expenses, net		(10,542)	(12,888)	(21,763)	(22,894)
Profit for the period		22,529	20,561	38,395	44,906

Earnings per unit attributable to the Partnership, basic and diluted:	13
Common unit (basic and diluted)		0.52	0.45	1.01	0.98
Subordinated unit		0.52	N/A	1.01	0.52
General partner unit		0.54	0.46	1.04	1.01

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and on May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

GasLog Partners LP

Unaudited condensed consolidated statements of comprehensive income or loss

For the three and six months ended June 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
		(restated) (1)		(restated) (1)
Profit for the period		22,529	20,561	38,395	44,906
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Recycled loss of cash flow hedges reclassified to profit or loss	9	143	—	287	—
Other comprehensive income for the period		143	—	287	—
Total comprehensive income for the period		22,672	20,561	38,682	44,906

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and on May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the six months ended June 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		IDR	Preference unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units		Units			Units
Balance at January 1, 2016 (as restated(1))	645,811	8,842	21,822,358	507,433	9,822,358	59,786	2,117	—	—	578,178	64,434	642,612
Capital contributions	—	—	—	—	—	—	—	—	—	—	10,395	10,395
Profit attributable to GasLog’s operations (see Note 13)	—	—	—	—	—	—	—	—	—	—	4,821	4,821
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	—	—	287	287
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	—	—	5,108	5,108
Distributions declared	—	(628)	—	(20,862)	—	(9,390)	(543)	—	—	(31,423)	—	(31,423)
Share-based compensation	—	3	—	76	—	34	34	—	—	147	—	147
Partnership’s profit (see Note 13)	—	672	—	21,974	—	9,891	1,037	—	—	33,574	—	33,574
Partnership’s total comprehensive income	—	672	—	21,974	—	9,891	1,037	—	—	33,574	—	33,574
Balance at June 30, 2016 (as restated(1))	645,811	8,889	21,822,358	508,621	9,822,358	60,321	2,645	—	—	580,476	79,937	660,413

Balance at January 1, 2017 (as restated(1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	—	—	642,369	50,803	693,172
Profit and total comprehensive income attributable to GasLog’s operations (see Note 13)	—	—	—	—	—	—	—	—	—	—	4,526	4,526
Net proceeds from public offerings and issuances of common units and general partner units (Note 5)	87,365	1,809	4,280,877	86,994	—	—	—	—	—	88,803	—	88,803
Net proceeds from public offering and issuance of preference units (Note 5)	—	—	—	—	—	—	—	5,750,000	138,782	138,782	—	138,782
Cash payment to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(66,643)	(66,643)
Difference between net book values of acquired subsidiary and consideration paid	—	(820)	—	(173)	—	(10,321)	—	—	—	(11,314)	11,314	—
Distributions declared (see Note 12)	—	(793)	—	(28,099)	—	(9,724)	(1,054)	—	—	(39,670)	—	(39,670)
Share-based compensation	—	5	—	195	—	19	44	—	—	263	—	263
Conversion of subordinated units to common units (Note 5)	—	—	9,822,358	46,047	(9,822,358)	(46,047)	—	—	—	—	—	—
Partnership’s profit (see Note 13)	—	777	—	32,073	—	5,085	896	—	1,549	40,380	—	40,380
Partnership’s total comprehensive income	—	777	—	32,073	—	5,085	896	—	1,549	40,380	—	40,380
Balance at June 30, 2017	789,298	11,073	38,675,593	702,445	—	—	5,764	5,750,000	140,331	859,613	—	859,613

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and on May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2016	June 30, 2017
		(restated) (1)
Cash flows from operating activities:
Profit for the period		38,395	44,906
Adjustments for:
Depreciation		26,440	27,828
Financial costs		17,913	20,931
Financial income		(42)	(350)
Unrealized loss on interest rate swaps held for trading		2,617	1,209
Recycled loss of cash flow hedges reclassified to profit or loss		287	—
Share-based compensation		204	371
		85,814	94,895
Movements in working capital		11,534	1,014
Cash provided by operations		97,348	95,909
Interest paid		(12,909)	(19,098)
Net cash provided by operating activities		84,439	76,811
Cash flows from investing activities:
Payments for vessels’ additions		(170,759)	(38)
Financial income received		29	350
Maturity of short-term investments		—	3,000
Net cash (used in)/provided by investing activities		(170,730)	3,312
Cash flows from financing activities:
Borrowings drawdowns		469,707	60,000
Borrowings repayments		(330,750)	(104,937)
Payment of loan issuance costs		(9,070)	(1,499)
Cash payment to GasLog in exchange for contribution of net assets		—	(66,643)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)		—	89,649
Proceeds from public offering and issuance of preference units (net of underwriting discounts and commissions)		—	139,222
Payment of offering costs		(26)	(336)
Distributions paid		(31,423)	(39,670)
Dividend paid to GasLog before vessel dropdown		(7,800)	—
Net cash provided by financing activities		90,638	75,786
Increase in cash and cash equivalents		4,347	155,909
Cash and cash equivalents, beginning of the period		62,677	53,235
Cash and cash equivalents, end of the period		67,024	209,144

Non-Cash Investing and Financing Activities:	11
Capital expenditures included in liabilities at the end of the period		900	2,488
Payments for vessels through related parties		291	—
Payments for vessels through capital contributions before dropdown		10,395	—
Financing costs included in liabilities at the end of the period		143	—
Offering costs included in liabilities at the end of the period		—	955

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and on May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-6

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2016 and 2017

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On May 3, 2017 GasLog Partners acquired from GasLog 100% of the ownership interests in GAS-eleven Ltd., the entity that owns a 174,000 cubic meter (“cbm”) LNG carrier, the GasLog Greece, for an aggregate purchase price of $219,000.

The acquisitions of the GasLog Seattle and the GasLog Greece from GasLog were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of GAS-seven Ltd., the entity that owns the GasLog Seattle, a 155,000 cbm LNG carrier, which was acquired by the Partnership on November 1, 2016, and GAS-eleven Ltd, the entity that owns the GasLog Greece, from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of June 30, 2017, GasLog holds a 27.3% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of June 30, 2017, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by International Financial Reporting Standards (“IFRS”) for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2016, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 13, 2017.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2016. On July 26, 2017, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2016.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

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Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and equity financing. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments, which were effective for annual periods beginning on or after January 1, 2017, had a disclosure impact on the Partnership’s financial statements; refer to Notes 6 and 9.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements since the Partnership’s revenues are generated by long-term contracts with charterers.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements, since the changes for lessors are fairly minor.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Related party transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties
	December 31, 2016	June 30, 2017
Due from GasLog LNG Services (a)	4,266	2,542
Total	4,266	2,542

Amounts due to related parties
	December 31, 2016	June 30, 2017
Due to GasLog (b)	255	272
Due to GasLog Carriers Ltd. (“GasLog Carriers”) (c)	1,135	—
Total	1,390	272
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(a)	The balances represent mainly amounts advanced to the Manager to cover future operating expenses of the Partnership.
(b)	The balances represent mainly payments made by GasLog on behalf of the Partnership.
(c)	As of December 31, 2016, the balance due to GasLog Carriers, the parent company of GAS-eleven Ltd. prior to its acquisition by the Partnership, represented mainly amounts paid directly by GasLog Carriers on behalf of GAS-eleven Ltd. As of June 30, 2017, the balance had been fully settled.

Loans due to related parties

	December 31, 2016	June 30, 2017
Credit facility with GasLog	—	45,000
Total	—	45,000

Upon completion of the IPO on May 12, 2014, the Partnership entered into a $30,000 revolving credit facility with GasLog (the “Old Sponsor Credit Facility”), to be used for general partnership purposes. The credit facility was for a term of 36 months, unsecured and bore interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance.

On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into a new unsecured five-year term loan of $45,000 and a new five-year revolving credit facility of $30,000 with GasLog (together, the “New Sponsor Credit Facility”). On April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership, with the latter fully repaid on May 22, 2017. For the terms of the New Sponsor Credit Facility, please refer to Note 6.

As of June 30, 2017, an amount of $45,000 was outstanding under the facilities described above (December 31, 2016: nil).

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and six months ended June 30, 2016 and 2017:

			For the three months ended		For the six months ended
Company	Details	Account	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
GasLog	Commercial management fee(i)	General and administrative expenses	945	900	1,803	1,800
GasLog	Administrative services fee(ii)	General and administrative expenses	1,176	1,525	2,352	2,948
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,380	1,380	2,626	2,760
GasLog	Interest expense (Note 6)	Financial costs	75	1,160	303	1,160
GasLog	Commitment fee (Note 6)	Financial costs	152	62	243	242
GasLog	Interest on swaps (Note 10)	Loss on interest rate swaps	—	479	—	1,104

(i)	Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in March 2016, April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreement between GAS-seven Ltd. and GasLog, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the board of directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement. With effect from January 1, 2017, the service fee increased to $632 per vessel per year.
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(iii)	Ship Management Agreements

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery form the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and in the case of GAS-seven Ltd. to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreement that GAS-eleven Ltd. had entered into with GasLog upon the delivery of GasLog Greece in March 2016, again for a fixed monthly charge of $46.

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2017	1,777,030
Additions	2,505
As of June 30, 2017	1,779,535

Accumulated depreciation
As of January 1, 2017	152,536
Depreciation expense	27,828
As of June 30, 2017	180,364

Net book value
As of December 31, 2016	1,624,494
As of June 30, 2017	1,599,171

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

5. Partners’ Equity

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses, were $78,176. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,619.

On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $138,782. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units will be payable on September 15, 2017. The preference units issued have been accounted for as equity instruments based on certain characteristics such as the discretionary nature of the distributions by our board of directors, which can be deferred and accumulate, as well as the redemption rights at the option of the Partnership only. These units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

On May 16, 2017, GasLog Partners commenced an “at-the-market” common equity offering programme (“ATM Programme”) under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100,000 in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through June 30, 2017, GasLog Partners had issued and received payment for 410,877 common units at a weighted average price of $22.68 per common unit for total net proceeds of $8,818. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 8,385 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $190.

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Additionally, the subordination period of the subordinated units held by GasLog expired and consequently all 9,822,358 subordinated units converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

6. Borrowings

	December 31, 2016	June 30, 2017
Amounts due within one year	59,625	89,375
Less: unamortized deferred loan issuance costs	(3,605)	(4,284)
Borrowings – current portion	56,020	85,091
Amounts due after one year	922,566	847,879
Less: unamortized deferred loan issuance costs	(11,900)	(10,334)
Borrowings – non-current portion	910,666	837,545
Total	966,686	922,636

The main terms of the bank loan facilities and the Old Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2016. Refer to Note 7 “Borrowings”.

On April 3, 2017, the Partnership signed a deed of termination with respect to the Old Sponsor Credit Facility with GasLog. On the same date, the Partnership entered into the New Sponsor Credit Facility (Note 3). On April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60,125 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. under the junior tranche of the credit agreement that subsidiaries of the Partnership and GasLog entered into on February 18, 2016 (the “Five Vessel Refinancing”), which would have been originally due in April 2018. The New Sponsor Credit Facility is unsecured and the revolving credit facility provides for an availability period of five years. Each borrowing under the New Sponsor Credit Facility accrues interest at a rate of 9.125% per annum with an annual 1.0% commitment fee on the undrawn balance.

The New Sponsor Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the New Sponsor Facility covenants require that at all times GasLog must continue to control, directly or indirectly, the affairs or composition of the Partnership’s board of directors and any amendment to our limited partnership agreement, in the reasonable opinion of the lender, must not be adverse to its interests in connection with the New Sponsor Credit Facility.

The fair value of the New Sponsor Facility as of June 30, 2017 is $44,278.

GAS-eleven Ltd. facility

Following the acquisition of GAS-eleven Ltd., the Partnership assumed $151,423 of outstanding indebtedness of the acquired entity under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Greece provided for four tranches of $51,257, $25,615, $24,991 and $61,104. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the GasLog Greece according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Greece. Amounts drawn per tranche bear interest at LIBOR plus a margin.

The obligations under the aforementioned facility are secured by a first priority mortgage over each vessel, a pledge of the share capital of the respective vessel owning companies and a first priority assignment of earnings related to each vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece. The facility includes customary respective covenants and, among other restrictions, the facilities include a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 115% of the aggregate outstanding principal balance for the first two years after each drawdown and below 120% at any time thereafter.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

-	net working capital (excluding the current portion of long-term debt) must be not less than $0;
-	total indebtedness divided by total assets must not exceed 75.0%;
-	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
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-	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50,000 after the first drawdown;
-	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
-	the market value adjusted net worth of GasLog must at all times be not less than $350,000.

GasLog was in compliance with the above financial covenants as of June 30, 2017. Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Partners was in compliance with its financial covenants as of June 30, 2017.

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2017	966,686	—	—	966,686
Borrowings drawdowns	—	60,000	—	60,000
Borrowings repayments	—	(104,937)	—	(104,937)
Payment of loan issuance costs	—	(1,499)	—	(1,499)
Amortization of deferred loan issuance costs (Note 10)	—	—	2,386	2,386
Borrowings outstanding as of June 30, 2017	966,686	(46,436)	2,386	922,636

7. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2016	June 30, 2017
Unearned revenue	20,023	20,023
Accrued legal and professional fees	182	559
Accrued crew costs	2,615	1,941
Accrued off-hire	141	141
Accrued purchases	1,287	2,212
Accrued interest	8,187	7,543
Accrued board of directors’ fees	188	188
Other payables and accruals	1,099	968
Total	33,722	33,575

8. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Board of directors’ fees	249	237	518	475
Share-based compensation	136	236	204	371
Legal and professional fees	447	278	696	609
Commercial management fees (Note 3)	945	900	1,803	1,800
Administrative fees (Note 3)	1,176	1,525	2,352	2,948
Foreign exchange differences, net	(60)	21	93	89
Other expenses, net	225	104	424	189
Total	3,118	3,301	6,090	6,481
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9. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2016	June 30, 2017
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	6,008	3,749
Total	6,008	3,749
Derivative financial instruments, non-current asset	6,008	3,749
Total	6,008	3,749

The fair value of the derivative liabilities is as follows:

	December 31, 2016	June 30, 2017
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	1,836	786
Total	1,836	786
Derivative financial instruments, current liability	1,836	786
Total	1,836	786

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amounts based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amounts at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2016	June 30, 2017
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.715%	130,000	130,000
						390,000	390,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2017. The change in the fair value of the derivative contracts for the three and six months ended June 30, 2017 amounted to a loss of $1,857 and $1,209, respectively (for the three and six months ended June 30, 2016: $382 and $2,617, respectively), which was recognized against profit or loss in the period incurred and is included in Loss on interest rate swaps. During the three and six months ended June 30, 2017, the loss of $1,857 and $1,209, respectively, derived mainly from the fact that the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, was lower than the agreed fixed interest rates resulting in a decrease in net derivative assets from interest rate swaps held for trading.

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2017	4,172	—	4,172
Unrealized loss on interest rate swaps held for trading (Note 10)	—	(1,209)	(1,209)
Net derivative assets as of June 30, 2017	4,172	(1,209)	2,963

10. Financial Costs and Loss on Interest Rate Swaps

An analysis of financial costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Amortization of deferred loan issuance costs	(1,256)	(1,233)	(2,421)	(2,386)
Interest expense on loans	(8,087)	(9,383)	(15,054)	(18,108)
Commitment fees	(152)	(91)	(243)	(300)
Other financial costs including bank commissions	(81)	(75)	(195)	(137)
Total financial costs	(9,576)	(10,782)	(17,913)	(20,931)
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An analysis of loss on interest rate swaps is as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Unrealized loss on interest rate swaps held for trading (Note 9)	(382)	(1,857)	(2,617)	(1,209)
Realized loss on interest rate swaps held for trading	(465)	(479)	(988)	(1,104)
Recycled loss of cash flow hedges reclassified to profit or loss	(143)	—	(287)	—
Total loss on interest rate swaps	(990)	(2,336)	(3,892)	(2,313)

11. Non-cash Items on Statements of Cash Flows

As of June 30, 2017, there were capital expenditures of $2,488 which had not been paid during the period ended June 30, 2017 and were included in current liabilities (December 31, 2016: $21).

As of June 30, 2017, there were offering costs of $955 which had not been paid during the period ended June 30, 2017 and were included in current liabilities (December 31, 2016: $5).

As of June 30, 2016, there were capital expenditures for vessels before dropdown of $10,395 paid through capital contributions (December 31, 2015: $10,050).

As of June 30, 2016, there were capital expenditures for vessels paid through related parties of $291 (December 31, 2015: $1,303).

As of June 30, 2016, there were capital expenditures of $900 which had not been paid during the period ended June 30, 2016 and were included in current liabilities (December 31, 2015: $822).

As of June 30, 2016, there were financing costs of $143 which had not been paid during the period ended June 30, 2016 and were included in liabilities (December 31, 2015: $45).

12. Cash Distributions

On January 26, 2017, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2016, of $0.49 per common unit. The cash distribution was paid on February 10, 2017 to all unitholders of record as of February 6, 2017.

On April 26, 2017, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2017, of $0.50 per common unit. The cash distribution was paid on May 12, 2017 to all unitholders of record as of May 8, 2017.

13. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period after deducting accrued dividends on preference units, whether or not declared, to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Profit for the period	22,529	20,561	38,395	44,906
Less:
Profit attributable to GasLog’s operations*	(5,146)	(1,203)	(4,821)	(4,526)
Partnership’s profit	17,383	19,358	33,574	40,380
Adjustment for:
Accrued preferred equity distributions	—	(1,549)	—	(1,549)
Partnership’s profit attributable to:	17,383	17,809	33,574	38,831
Common unitholders	11,295	17,349	21,974	32,073
Subordinated unitholders**	5,084	N/A	9,891	5,085
General partner	348	357	672	777
F-14

Incentive distribution rights***	656	103	1,037	896
Weighted average number of units outstanding (basic)
Common units	21,822,358	38,324,669	21,822,358	32,814,957
Subordinated units**	9,822,358	N/A	9,822,358	9,822,358
General partner units	645,811	781,005	645,811	768,799
Earnings per unit (basic)
Common unitholders	0.52	0.45	1.01	0.98
Subordinated unitholders	0.52	N/A	1.01	0.52
General partner	0.54	0.46	1.04	1.01
Weighted average number of units outstanding (diluted)
Common units	21,836,417	38,376,044	21,825,695	32,863,163
Subordinated units**	9,822,358	N/A	9,822,358	9,822,358
General partner units	645,811	781,005	645,811	768,799
Earnings per unit (diluted)
Common unitholders	0.52	0.45	1.01	0.98
Subordinated unitholders	0.52	N/A	1.01	0.52
General partner	0.54	0.46	1.04	1.01

*	Includes the aggregate profit of GAS-seven Ltd. and GAS-eleven Ltd. for the period prior to their transfers to the Partnership on November 1, 2016 and May 3, 2017, respectively. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1). GAS-seven Ltd. and GAS-eleven Ltd. were not owned by the Partnership prior to their transfers to the Partnership in November 2016 and May 2017 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**	On May 16, 2017, all 9,822,358 subordinated units converted into common units on a one-for-one basis. As of June 30, 2017, they participated pro rata with all other outstanding common units in distributions of available cash for the three months ended June 30, 2017. Consequently, earnings have been allocated to subordinated units and the weighted average number of subordinated units has been calculated only for the applicable period during which they were entitled to distributions based on the Partnership Agreement, i.e. for the three months ended March 31, 2017.

***	Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s initial public offering. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

14. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 19 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2016.

On April 3, 2017, the Partnership granted to its executives 26,097 RCUs and 26,097 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 3, 2020. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	26,097	April 3, 2017	$23.85
PCUs	26,097	April 3, 2017	$23.85

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $23.85 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	26,097	—	622
Outstanding as of June 30, 2017	68,021	1.89	1,442
PCUs
Outstanding as of January 1, 2017	41,924	1.84	820
Granted during the period	26,097	—	622
Outstanding as of June 30, 2017	68,021	1.89	1,442
F-15

The total expense recognized in respect of equity-settled employee benefits for the three and six months ended June 30, 2017 was $236 and $371, respectively (for the three and six months ended June 30, 2016: $136 and $204, respectively). The total accrued cash distribution as of June 30, 2017 is $290 (December 31, 2016: $182) and is included under “Other non-current liabilities”.

15. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements for vessels in operation as of June 30, 2017 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	June 30, 2017
Not later than one year	253,654
Later than one year and not later than three years	323,352
Later than three years and not later than five years	81,553
More than five years	115,055
Total	773,614

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in some of the Partnership and GasLog’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership, without including additional estimated costs for which no agreement has been signed as of June 30, 2017 are as follows:

Period	June 30, 2017
Not later than one year	17,132
Total	17,132

On June 2, 2017, GasLog Partners signed an agreement to acquire 100% of the shares in the entity that owns and charters the GasLog Geneva from GasLog. The GasLog Geneva is a 174,000 cbm tri-fuel diesel electric (“TFDE”) LNG carrier built in 2016 which is chartered to Royal Dutch Shell plc (“Shell”) through September 2023. The aggregate purchase price for the acquisition was $211,000, which included $1,000 for positive net working capital balances transferred with the vessel. The acquisition was completed on July 3, 2017 (Note 16).

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of June 30, 2017 by GasLog. These spares are expected to be acquired before the end of the initial term of the charter party agreements.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

16. Subsequent Events

On July 3, 2017, GasLog Partners completed the acquisition from GasLog of 100% of the shares in the entity that owns and charters the GasLog Geneva, a 174,000 cbm TFDE LNG carrier built in 2016 which is chartered to Shell through September 2023, for an aggregate purchase price of $211,000.

In the period from July 1, 2017 through July 6, 2017, GasLog Partners issued and received payment for an additional 94,367 common units at a weighted average price of $22.91 per unit for total net proceeds of $2,135 through its ATM Programme. The issuance of these units fulfilled contractual commitments entered into on or before June 30, 2017. In connection with the issuance of common units during this subsequent period, the Partnership also issued 1,926 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from this issuance of general partner units were $44.

On July 12, 2017, GasLog Partners entered into a new interest rate swap agreement with GasLog with a notional value of $80,000, maturing in June 2022.

On July 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.51 per common unit for the quarter ended June 30, 2017. The cash distribution is payable on August 11, 2017, to all unitholders of record as of August 7, 2017. The aggregate amount of the declared distribution will be $20,853 based on the number of units issued and outstanding as of June 30, 2017.

F-16

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-seven Ltd., the owner of the GasLog Seattle, and GAS-eleven Ltd., the owner of the GasLog Greece, for the period prior to their transfers to the Partnership on November 1, 2016 and May 3, 2017, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS. GAS-seven Ltd. and GAS-eleven Ltd. were not owned by the Partnership prior to their respective transfers to the Partnership in November 2016 and May 2017, and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
	For the three months ended		For the six months ended
(All amounts expressed in thousands of U.S. dollars)	June 30, 2016	June 30, 2017	June 30, 2016	June 30, 2017
Revenues	49,636	62,582	98,994	119,575
Vessel operating costs	(10,418)	(13,309)	(21,812)	(24,477)
Voyage expenses and commissions	(777)	(786)	(1,491)	(1,501)
Depreciation	(10,949)	(13,466)	(22,052)	(25,828)
General and administrative expenses	(2,881)	(3,267)	(5,674)	(6,351)
Profit from operations	24,611	31,754	47,965	61,418
Financial costs	(7,252)	(10,288)	(14,433)	(19,070)
Financial income	24	228	42	345
Loss on interest rate swaps	—	(2,336)	—	(2,313)
Total other expenses, net	(7,228)	(12,396)	(14,391)	(21,038)
Partnership’s profit for the period	17,383	19,358	33,574	40,380

Reconciliation of Partnership Performance Results to IFRS Common Control Reported Results in our Financial Statements:

	For the three months ended June 30, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	14,413	49,636	64,049
Vessel operating costs	(2,624)	(10,418)	(13,042)
Voyage expenses and commissions	(180)	(777)	(957)
Depreciation	(2,912)	(10,949)	(13,861)
General and administrative expenses	(237)	(2,881)	(3,118)
Profit from operations	8,460	24,611	33,071
Financial costs	(2,324)	(7,252)	(9,576)
Financial income	—	24	24
Loss on interest rate swaps	(990)	—	(990)
Total other expenses, net	(3,314)	(7,228)	(10,542)
Profit for the period	5,146	17,383	22,529
A-1

	For the three months ended June 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	2,688	62,582	65,270
Vessel operating costs	(401)	(13,309)	(13,710)
Voyage expenses and commissions	(33)	(786)	(819)
Depreciation	(525)	(13,466)	(13,991)
General and administrative expenses	(34)	(3,267)	(3,301)
Profit from operations	1,695	31,754	33,449
Financial costs	(494)	(10,288)	(10,782)
Financial income	2	228	230
Loss on interest rate swaps	—	(2,336)	(2,336)
Total other expenses, net	(492)	(12,396)	(12,888)
Profit for the period	1,203	19,358	20,561

	For the six months ended June 30, 2016
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	21,360	98,994	120,354
Vessel operating costs	(4,073)	(21,812)	(25,885)
Voyage expenses and commissions	(290)	(1,491)	(1,781)
Depreciation	(4,388)	(22,052)	(26,440)
General and administrative expenses	(416)	(5,674)	(6,090)
Profit from operations	12,193	47,965	60,158
Financial costs	(3,480)	(14,433)	(17,913)
Financial income	—	42	42
Loss on interest rate swaps	(3,892)	—	(3,892)
Total other expenses, net	(7,372)	(14,391)	(21,763)
Profit for the period	4,821	33,574	38,395

	For the six months ended June 30, 2017
(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	10,248	119,575	129,823
Vessel operating costs	(1,608)	(24,477)	(26,085)
Voyage expenses and commissions	(128)	(1,501)	(1,629)
Depreciation	(2,000)	(25,828)	(27,828)
General and administrative expenses	(130)	(6,351)	(6,481)
Profit from operations	6,382	61,418	67,800
Financial costs	(1,861)	(19,070)	(20,931)
Financial income	5	345	350
Loss on interest rate swaps	—	(2,313)	(2,313)
Total other expenses, net	(1,856)	(21,038)	(22,894)
Profit for the period	4,526	40,380	44,906
A-2